# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Globa Terra Acquisition Corp, CIK 0002043766
CUSIP: G3933N116
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 382 NE 191st Street #952377, Miami, Florida (FL), 33179
Date of event which requires filing of this statement: 07/09/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002074212

## Reporting persons
- Globa Terra Management LLC: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 4,623,412; sole dispositive power 0; shared dispositive power 4,623,412; aggregate amount beneficially owned 4,623,412 (19.8% of the class)
  Comment: (Rows 6, 8 and 9) See Item 4 below. The Reporting Person is referred to herein as the "Sponsor". Consists of 4,623,412 Class B ordinary shares of Globa Terra Acquisition Corp (the "Issuer") (the "Founder Shares"), which are convertible into Class A ordinary shares of the Issuer (the "Class A Ordinary Shares" and together with the Founder Shares, the "Ordinary Shares"), as more fully described under the heading "Description of Securities - Founder Shares" in the Issuer's Registration Statement on Form S-1 (File No. 333-286585). Does not include the Class A Ordinary Shares that may be issued upon the exercise of the private placement warrants of the Issuer (the "Private Placement Warrants") held by the Sponsor, which are not exercisable within 60 days hereof. (Row 11) Percentage calculated using a denominator of 23,332,733 Ordinary Shares, reflecting (a) the 17,499,550 Class A Ordinary Shares issued and outstanding, as reported in the Issuer's Quarterly Report on Form 10-Q for the Quarter ended June 30, 2025 filed with the Securities and Exchange Commission on August 14, 2025, plus (b) 5,833,183 Founder Shares issued and outstanding. Does not include the Class A Ordinary Shares that may be issued upon the exercise of the Private Placement Warrants held by the Sponsor, which are not exercisable within 60 days hereof.
- Globa Terra Sponsor LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 4,623,412; sole dispositive power 0; shared dispositive power 4,623,412; aggregate amount beneficially owned 4,623,412 (19.8% of the class)
  Comment: (Rows 6, 8 and 9) See Item 4 below. The Reporting Person is referred to herein as "Sponsor HoldCo". Consists of 4,623,412 Founder Shares, which are convertible into Class A Ordinary Shares. Does not include the Class A Ordinary Shares that may be issued upon the exercise of the Private Placement Warrants held by the Sponsor, which are not exercisable within 60 days hereof. (Row 11) Percentage calculated using a denominator of 23,332,733 Ordinary Shares, reflecting (a) the 17,499,550 Class A Ordinary Shares issued and outstanding, as reported in the Issuer's Quarterly Report on Form 10-Q for the Quarter ended June 30, 2025 filed with the Securities and Exchange Commission on August 14, 2025, plus (b) 5,833,183 Founder Shares issued and outstanding. Does not include the Class A Ordinary Shares that may be issued upon the exercise of the Private Placement Warrants held by the Sponsor, which are not exercisable within 60 days hereof.
- Agustin Tristan Aldave: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 100,000; shared voting power 4,623,412; sole dispositive power 100,000; shared dispositive power 4,623,412; aggregate amount beneficially owned 4,723,412 (20.2% of the class)
  Comment: (Rows 5, 6, 7, 8 and 9) See Item 4 below. Consists of 4,723,412 Founder Shares, which are convertible into Class A Ordinary Shares. Does not include the Class A Ordinary Shares that may be issued upon the exercise of the Private Placement Warrants held by the Sponsor, which are not exercisable within 60 days hereof. (Row 11) Percentage calculated using a denominator of 23,332,733 Ordinary Shares, reflecting (a) the 17,499,550 Class A Ordinary Shares issued and outstanding, as reported in the Issuer's Quarterly Report on Form 10-Q for the Quarter ended June 30, 2025 filed with the Securities and Exchange Commission on August 14, 2025, plus (b) 5,833,183 Founder Shares issued and outstanding. Does not include the Class A Ordinary Shares that may be issued upon the exercise of the Private Placement Warrants held by the Sponsor, which are not exercisable within 60 days hereof.

## Item 1. Issuer
Name of issuer: Globa Terra Acquisition Corp
Address of issuer's principal executive offices: 382 NE 191st Street #952377, Miami, Florida, 33179

## Item 2. Person Filing
Name of person filing:
(1) Globa Terra Management LLC (the "Sponsor")
(2) Globa Terra Sponsor LLC ("Sponsor HoldCo")
(3) Agustin Tristan Aldave
Address of principal business office or, if none, residence:
(1) Sponsor: c/o Globa Terra Acquisition Corp
382 NE 191st Street #952377, Miami, Florida, 33179
(2) Sponsor HoldCo: c/o Globa Terra Acquisition Corp
382 NE 191st Street #952377, Miami, Florida, 33179
(3) Agustin Tristan Aldave: c/o Globa Terra Acquisition Corp
382 NE 191st Street #952377, Miami, Florida, 33179
Citizenship:
(1) Cayman Islands
(2) United States
(3) Mexico

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference. Globa Terra Management LLC ("Sponsor") is the record holder of 4,623,412 Founder Shares, which are convertible into Class A Ordinary Shares, as more fully described under the heading "Description of Securities - Founder Shares" in the Issuer's Registration Statement on Form S-1 (File No. 333-286585). Does not include the Class A Ordinary Shares that may be issued upon the exercise of the Private Placement Warrants held by the Sponsor, which are not exercisable within 60 days hereof. Globa Terra Sponsor LLC ("Sponsor HoldCo") is the managing member of the Sponsor. Agustin Tristan Aldave controls Globa Terra Sponsor LLC. Agustin Tristan Aldave makes all investment and voting decisions with respect to the securities held by Globa Terra Sponsor LLC and may be deemed to beneficially own the founder shares held by the Sponsor.
Percent of class: (1) Sponsor: 19.8% (2) Sponsor HoldCo: 19.8% (3) Agustin Tristan Aldave: 20.2%
Sole power to vote or to direct the vote: (1) Sponsor: 0 (2) Sponsor HoldCo: 0 (3) Agustin Tristan Aldave: 100,000
Shared power to vote or to direct the vote: (1) Sponsor: 4,623,412 (2) Sponsor HoldCo: 4,623,412 (3) Agustin Tristan Aldave: 4,623,412
Sole power to dispose or to direct the disposition: (1) Sponsor: 0 (2) Sponsor HoldCo: 0 (3) Agustin Tristan Aldave: 100,000
Shared power to dispose or to direct the disposition: (1) Sponsor: 4,623,412 (2) Sponsor HoldCo: 4,623,412 (3) Agustin Tristan Aldave: 4,623,412

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 - Joint Filing Agreement

## Signatures
- Globa Terra Management LLC: /s/ Agustin Tristan Aldave, Agustin Tristan Aldave, Authorized Signatory of Globa Terra Management LLC (11/14/2025)
- Globa Terra Sponsor LLC: /s/ Agustin Tristan Aldave, Agustin Tristan Aldave, Authorized Signatory of Globa Terra Sponsor LLC (11/14/2025)
- Agustin Tristan Aldave: /s/ Agustin Tristan Aldave, Agustin Tristan Aldave (11/14/2025)